

November 23, 2011

<u>Via E-mail</u>
Mr. Michael S. Poteshman
Chief Financial Officer
Tupperware Brands Corp.
14901 South Orange Blossom Trail
Orlando, FL  32837

      **Re:**    **Tupperware Brands Corp.**
                **Form 10-K for the Year Ended December 25, 2010**
                **Filed February 22, 2011**
                **Form 8-K Filed November 1, 2011**
                **Response dated November 21, 2011**
                **File No. 1-11657**

Dear Mr. Poteshman:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Rufus Decker

                                  Rufus Decker
                                  Accounting Branch Chief